Exhibit 5

URL: http://trade.phb168.com/list3243/236916.htm

China Rankings - China’s Paper-based Media Rankings
in Ceramic Industry 2011

As everyone knows that the emergence of industrial media is the inevitable outcome of social and economic development. Industrial promotion requires media. In recent years, the rapid growth of China’s ceramic industry promotes continuous expansion of paper-based media in the industry. Representing the paper-based media, China Ceramics Weekly serves the market with practical approach and plays an important role in industrial ideology, culture, mouthpiece, platform, news, information, guidance and trends based on the ceramic industry to boost its sounder and more orderly development.

From this year, China Rankings Net (www.phb168.com) has cooperated with China Listed Company Development Center and China Economic Research Institute for Rankings in launching the first “China Rankings-China’s Paper-based Media Rankings in Ceramic Industry 2011”, which is obtained based on the systematization for excellent paper-based media in the ceramic industry, their circulations, advertising revenue, number of online readers and coverage in 2010 through extensive investigation as well as the comprehensive review of authoritative experts. The rankings are as follows:

NO.1 China Ceramic Weekly
Circulation: over 290,000 copies
Advertising Incomes: RMB4.5million per year
Number of online readers: approximately 150,000 person-time
Coverage: provincial capitals, cities, counties, some towns in China

NO.2 Ceramic City News

Circulation: 50,000 copies
Advertising Incomes: RMB3.75million per year
Number of online readers: approximately 25,000 person-time
Coverage: major ceramic producing regions, several first-tier cities

NO.3 Ceramic Info Weekly

Circulation: 250,000 copies
Advertising Incomes: RMB3million per year
Number of online readers: approximately 5,000 person-time
Coverage: major ceramic producing regions, several first-tier cities

NO.4 China Building Materials Weekly

Circulation: 20,000 copies
Advertising Incomes: RMB1.2million per year
Number of online readers: approximately 2,000 person-time
Coverage: major ceramic producing regions, several first-tier cities

NO.5 Ceramic News

Circulation: 15,000 copies
Advertising Incomes: RMB1.1million per year
Number of online readers:/
Coverage: major ceramic producing regions, several first-tier cities

Analysis on Key Paper-based Media Competition in Ceramic Industry

Media Comparative Items	China Ceramic Weekly	Ceramic City News	Ceramic Info Weekly	China Building Materials Weekly	Ceramic News
Inception time	May 22nd, 2008	Mar 28th, 1989	1995	1999	2007
Circulation (number of online visitors)	over 290,000 copies (approximately 150,000 person-time)	50,000 copies (approximately 25,000 person-time)	250,000 copies (approximately 5,000 person-time)	20,000 copies (approximately 2,000 person-time)	15,000 copies
Employees	78	70	48	25	21
Coverage	provincial capitals, cities, counties, some towns in China	major ceramic producing regions, several first-tier cities	major ceramic producing regions, several first-tier cities	major ceramic producing regions, several first-tier cities	major ceramic producing regions, several first-tier cities
Advertising revenue	RMB4.5million/year	RMB3.75million/year	RMB3million/year	RMB1.2million/year	RMB1.1million/year
Distribution mode	post office, self-distribution network	post office, self-distribution network	post office, self-distribution network	post office, self-distribution network	post office, self-distribution network
Service network	52	202	152	52	12
Advertising price	RMB68,000/page	RMB35,000/page	RMB30,000/page	RMB20,000/page	RMB16,000/page
Distribution target	domestic ceramic manufacturers, dealers, accessory providers, decoration designers	domestic & foreign ceramic manufacturers	domestic ceramic manufacturers	domestic ceramic manufacturers	domestic ceramic manufacturers
Comprehensive ranking in the industry	1	2	3	4	5

Statistics Time: As of Dec 31, 2010